UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number 001-39354

Quhuo Limited

(Exact name of registrant as specified in its charter)

3F, Building A, Xin’anmen, No. 1 South Bank
Huihe South Street, Chaoyang District
Beijing, People’s Republic of China

+86 (10) 5923-6208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Issuance of Unregistered Shares under Share Incentive Plan

On January 14, 2026, Quhuo Limited, a Cayman Islands exempted company (the “Company”), issued a total of 990,000,000 Class A ordinary shares, par value US$0.0001 per share (the “Shares”), to certain employees pursuant to Quhuo Limited 2025 Share Incentive Plan.

The issuance of the Shares was exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(a)(2) thereof as transactions by an issuer not involving a public offering.

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference into the registration statements Form F-3, as amended (File No. 333-273087 and File No. 333-281997) of Quhuo Limited and shall be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 21, 2026	Quhuo Limited

	By:	/s/ Leslie Yu
		Name:	Leslie Yu
		Title:	Chairman and Chief Executive Officer

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